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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.______)*

                             Science Dynamics Corp.
                             ----------------------
                                (name of issuer)

                                  Common Stock
                          ----------------------------
                         (title of class of securities)

                                 (CUSIP NUMBER)
                                 --------------

                           CUMBERLAND INVESTMENT, LLC.
                          Anthony Tako, General Partner
                           415 W. Golf Road, Suite 17
                        Arlington Heights, Illinois 60005
                                  847-640-0034
            ---------------------------------------------------------
            (Name, Address, and telephone number of person authorized
                     to receive notices and communications)

                                 August 01, 2002
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all over provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.                                                        Page 2 of 4
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1.    Name of reporting person:
      Anthony Tako, General Partner, CUMBERLAND INVESTMENTS LLC, ID# 36-4376980
--------------------------------------------------------------------------------

2.    Check the appropriate box if a member of the group*
      N/A

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3.    SEC USE ONLY

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4.    Source of Funds*
      PF

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5.    Check box if discloser of legal proceedings is required pursuant
      to items 2(d) or 2(e)                                                 |_|

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6.    Citizenship or Place of Organization
      Pennsylvania, US

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NUMBER OF                    7.  Sole Voting Power                            0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.  Shared Voting Power                  3,630,951
OWNED BY                     ---------------------------------------------------
EACH                         9.  Sole Dispositive Power                       0
REPORTING                    ---------------------------------------------------
PERSON                       10.  Shared Dispositive Power            3,630,951
WITH
--------------------------------------------------------------------------------

11.   Aggregate amount beneficially owned by each reporting person    3,630,951

--------------------------------------------------------------------------------

12.   Check box if the aggregate amount in row (11) excludes certain shares*

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13.   Percent of class represented by amount if Row 11                   9.3%

--------------------------------------------------------------------------------

14.  Type of reporting person*

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 4

                                  SCHEDULE 13D
                         FILED BY ANTHONY TAKO REGARDING
                          SCIENCE DYNAMICS CORPORATION.

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock of Science Dynamics Corporation, ("The Company"). The Company's principal offices are located at 2059 Springdale Road, Suite 100, Cherry Hill, NJ 08003.

ITEM 2.  IDENTITIY AND BACKGROUND

The name of the person filing this statement is Anthony Tako, General Partner for CUMBERLAND INVESTMENTS LLC (the "reporting person"). The reporting person's business address is 415 W. Golf Road, Suite 17, Arlington Heights, Illinois 60005. The general partner is retired from Gerrard & Company.

During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation which respect to such laws.

The reporting person is a United States Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule 13D covers 3,630,951 shares beneficially owned by CUMBERLAND INVESTMENTS LLC. Of the 3,630,951 shares beneficially owned by the partnership all shares are held in the nominee's names for the partnership's benefit. The stock beneficially owned by CUMBERLAND INVESTMENTS LLC was purchased with partnership funds beginning in 2000, with the last purchase of 1,666,667 shares being made in August, 2002.

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                                                                     Page 4 of 4

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the acquisition of the stock beneficially owned by the reporting person is for Partnership investment.

The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

CUMBERLAND INVESTMENTS LLC beneficially owns 3,630,951 shares of common stock of the Company, which based on the Company's 10-Q report for the quarter ended May 15, 2003, represents approximately 9.3% of the outstanding stock.

Anthony Tako, general partner, has shared voting power along with his wife and shared disposition power along with his wife, over 3,630,951 shares held for the Partnership's benefit in nominee names.

See Rider 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

_________________________________
Date

_________________________________
Anthony Tako

Anthony Tako, General Partner, CUMBERLAND INVESTMENTS, LLC
----------------------------------------------------------
Name/Title